Exhibit 6.4

November 11, 2024	$250,000

PROMISSORY NOTE AND SHARE PURCHASE AGREEMENT

For value received, the undersigned, Jabez Biosciences, Inc, (“Maker”), hereby promises to pay to the order of Brett Pylant (“Payee”), the principal sum of Two Hundred Fifty Thousand Dollars ($250,000) (“Principal Sum”), as provided in this promissory note (this “Note”).

Interest and Payments. The outstanding average daily principal balance of this Note shall accrue simple interest, beginning on the date of receipt of good funds by Maker, at the rate per annum of 6% per annum, which shall accrue and be paid along with all principal at maturity. All payments by the Maker shall be made at a place as designated by Payee.

Maturity Date. All unpaid principal, interest, and other amounts owing under this Note shall be due made payable in full on the date that is 6 months from the date of this Note (the “Maturity Date”).

Prepayment Penalty. Maker may prepay this Note at any time without penalty.

Place of Payment.

Default: Remedies. Upon the occurrence and during the continuance of (a) a default in the Maker’ s obligations under this note, which default has not been cured within fifteen (I 5) days following written notice of such default from Payee to the Maker, Payee may declare the entire unpaid principal of and unpaid interest on this note immediately due and payable, without notice, demand, or presentment, all of which are hereby waived, and exercise any and all rights or remedies to which the Payee may be entitled by agreement, at law, or in equity.

Costs of Collection. If this note is placed in the hands of an attorney for collection, or if it is collected through any legal proceedings, the Maker agrees to pay court costs, reasonable attorneys’ fees, and other reasonable costs of collection of the Payee.

Purchase of Common Shares. As further consideration for the funds provided hereunder by Payee, Maker does hereby sell, transfer and assign unto Payee Two Hundred Fifty Thousand (250,000) shares of Class A Common Stock of Maker. Said shares are restricted stock of Maker and are subject to a legal 6 month holding period following any public listing of Maker’s stock.

Entirety. Governing Law. This Note reflects the full and final agreement between the Parties with regard to all matters set forth herein and no amendment, alteration or modification hereof shall be binding unless in writing and signed by both parties. This Note and transaction shall be governed in all respects under Florida law and venue in any action arising out of or related to this Note or transaction shall lie exclusively in the Courts in and for Orange County, Florida, for all purposes.

Headings. The clause headings in this Note are for convenience only and do not constitute any part of the Note.

Made and Executed to be effective as of the date set forth above.

Jabez Biosciences, Inc.	Brett Pylant

/s/ Tamara Jovonovich	/s/ Brett Pylant
Tamara Jovonovich, President